NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010583

February 5, 2010


Received SEC
FEB 05 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2010

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2009

Dear Ms. Peterson:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Occidental by Carl Olson. We also have received a letter from the proponent dated December 31, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Carl Olson

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2009

The proposal recommends that the board adopt a policy of distributing restatements of audited financial statements to shareholders in the same manner as the audited financial statements were originally distributed.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(7), as relating to Occidental's ordinary business operations. In this regard, we note that the proposal relates to the manner in which the company distributes restated financial statements to shareholders. Proposals concerning the methods used by a company to distribute or present information to its shareholders are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Occidental relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CARL OLSON

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NW
Washington, D. C. 20549

Re: Occidental Petroleum Corporation stockowner proposal

Dear Sir/Madam:

This is in response to the letter of December 21, 2009, from Linda S. Peterson, Associate General Counsel of Occidental Petroleum Corporation (Oxy), in which she expresses the intention of Oxy to omit my proposal from the proxy materials for the 2010 annual meeting.

She argues on three issues. As you will see, none of these three have merit, and I urge you not to allow the intended omission.

1. <u>Ordinary Business Operations.</u>

Ms. Peterson says that the distribution of the audited financial statements (original and re-stated) to the stockholders is "ordinary business". A re-statement occurs when a previous audited financial statement is found to be materially false and/or misleading – for whatever reason -- whether original reporting errors, a retroactive GAAP provision, fraud, or otherwise. She failed to mention the existence of original reporting errors and fraud as reasons for re-statements.

As an aside, her characterization of restatements at Oxy are revealing: "Such restatements are routine occurrences in the ordinary course of Occidental's business (and of most public companies)." It is not reassuring that restatements are routine occurrences, rather than extremely rare. If they are "routine", then the stockowners should be rightly and currently alarmed. I would be interested in her source of saying that they are also routine at most public companies.

Distribution of the audited financial statements to the stockholders can't be described as ordinary business. As I understand the law of Delaware (and every other corporate jurisdiction), the audited financial statements are required to be distributed to all the stockholders. Oxy is incorporated in Delaware. You may want to note that the

audited financial statements are directed to the Board of Directors and Stockholders (per the CPA auditor opinion letter enclosed).

She talks about Oxy reporting to the Securities and Exchange Commission as if this were the same thing as reporting to Oxy's stockholders. Reporting to the S.E.C. is not considered legal notice to Oxy's stockholders. Undoubtedly this is covered in Oxy's bylaws or articles. My estimate of a reporting to the S.E.C. of a restatement would timely get to upwards of 1% of the stockholders. The other 99% would remain uninformed. My proposal does not relate to complying with S.E.C. rules, other than perhaps that registrants should comply with state law and keep the stockholders timely informed of the financial status.

2. Substantially Implemented.

Ms. Peterson states that my proposal has been substantially implemented by Oxy's reporting to the S.E.C., both for the re-statement and the requested explanation of each of the restated items. My proposal relates to reporting to all Oxy's stockholders. As discussed in the above, reporting to the S.E.C. is neither reporting to nor notice to Oxy's stockholders.

The requirement for Oxy stockholders constantly monitoring the S.E.C. website is an unrealistic and unreliable method for reporting to the stockholders. This is not substantial compliance.

3. False or Misleading Statement in Proxy Materials.

Ms. Peterson says that my supporting statement is false or misleading, though she does not quote any particular wording: "In his supporting statement, the Proponent refers to restatements in response to a finding of material false or misleading information in financial statements. Based on this statement, stockholders would be lead to believe that the primary reason for restatements is that the financial statements are false and misleading in a material way and that without distribution of restated financial statements, stockholders will not otherwise be provided with such financial statements and the reasons for the restatements."

It appears that she has two objections.

(A) That there is a "primary reason for restatements" and I failed to say so. All restatements are made because the previous audited financial statement has later been shown to be materially false and/or misleading – for whatever reason. Neither she nor I know what the "primary reason" for Oxy's restatements are or may be – whether retrospectively or prospectively. Oxy could discuss these speculations in its opposing statement if it decides to oppose my proposal. But my characterization is accurate

(B) That the stockholders will all be informed of restatements in a timely manner, and I failed to say so. She says that Oxy's reporting to the S.E.C. is the same as informing all Oxy's stockholder's in a timely manner. Nothing could be further from the truth. She says, "Therefore, this statement may mislead stockholders into believing that the audited financial statements and restatements are not available to them and that they are voting to provide for such access and availability." That's not what my proposal asks for. It does not ask that restatements be "available" to stockholders by some extraordinary and constant vigilance for each of the tens of thousands of stockholders. My proposal actually asks that restatements be distributed to stockholders in the same manner that the original (now materially false and/or misleading) audited financial statement was distributed to the stockholders. I think that Oxy is not arguing that the original audited financial statements be made "available" rather than being distributed, but it sounds as though Oxy thinks this might be adequate too.

Again, it would worthwhile to seek the source of her assertion, "As noted above, most restatements reflect changes in accounting principles and not false or misleading information in financial statements."

As you can see by the discussion of the three issues, they are all baseless. I urge you not to allow the intended omission. If you think that some wording may need adjusting, please let me know.

Sincerely,



Carl Olson

Enclosure: "Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements" for Oxy's 2008 statements.

Cc: Linda S. Peterson, Occidental Petroleum Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders
Occidental Petroleum Corporation:

We have audited the accompanying consolidated balance sheets of Occidental Petroleum Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Occidental Petroleum Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As explained in Note 3 to the consolidated financial statements, effective January 1, 2008, the Company changed its method of measuring fair value for financial assets and liabilities; as explained in Note 10 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertain tax positions; and, as explained in Note 13 to the consolidated financial statements, effective December 31, 2006, the Company changed its method of accounting for defined benefit pension and other postretirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Occidental Petroleum Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Los Angeles, California
February 24, 2009

Occidental Petroleum Corporation
2008 Annual Report

Delivering performance, growth and value


Oxy



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 21, 2009

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Request for Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Carl Olson, attached hereto as Exhibit A (the "Proposal"), may be properly omitted from the proxy materials for the Company's 2010 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal recommends that Occidental's "Board of Directors adopt the policy of distributing any and all re-statements of audited financial statements of the corporation (or consolidated financial statements of the corporation) to the stockholders in the same manner as the audited financial statements were originally distributed... [and] Any such re-statement shall be accompanied by an explanation of all the differences with the audited financial statements which are being re-stated."

Occidental believes the Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the company's ordinary business operations; Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal, and Rule 14a-8(i)(3) because the Proposal is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements.

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a company may omit a proposal from its proxy statement when the proposal deals with a matter relating to the company's ordinary business operations. See *FedEx Corporation*, July 14, 2009.

The Proposal relates to the manner in which restatements of audited financial statements are distributed. Restatements of the Company's financial statements occur with some regularity due to (i) changes in the rules and regulations promulgated by the Securities and Exchange Commission (the "Commission") (the "Commission Rules"), or changes in generally accepted accounting principles ("GAAP"), if, in each case, retrospective application is required, and (ii) changes in the manner the Company presents certain financial information to better reflect changes in its operations that require the restatement of previously issued financial statements in order to conform to the current year presentation. These restatements are required by application of accounting rules and are not the result of false or misleading financial statements. Such restatements are routine occurrences in the ordinary course of Occidental's business (and of most public companies). Occidental promptly files all such restatements with the Commission, including appropriate explanations of the restatements, in accordance with all applicable Commission Rules, ensuring timely public notification of and access to such restated financial statements.

The Company understands, as the Proponent notes, that not all restated financial statements are due to routine accounting changes. In any case, whether the restatements of financial statements were routine, or were made due to errors, Occidental would promptly file the restated financial statements, including related explanations, with the Commission in accordance with all applicable Commission rules and regulations. Regardless of the nature of the changes reflected in restated financial statements, the manner of distribution of such restated financial statements is, and should continue to be, a matter of ordinary course of business for the Company in complying with the requirements of the Commission's rules and regulations, and should not be subject to a policy decision determined by a stockholder vote.

Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a company may omit a proposal from its proxy statement when the company has already substantially implemented the proposal. See *Commercial Metals Company*, November 5, 2009, and *Alliance Bankshares Corporation*, April 30, 2009.

The Proposal recommends the adoption of a policy that requires distribution of any and all restated audited financial statements in the same manner as the original audited financial statements. When the Company restates its audited financial statements for any reason, including restatements resulting from errors in previously issued financial statements, the restated financial statements are promptly filed with the Commission on amended Forms 10-Q or 10-K, or on Form

8-K, as appropriate, or, depending on the nature of the restatement, they appear in future Forms 10-Q and 10-K, all of which are the same types of reports in which the initial financial statements appeared. As noted above, these reports are made publicly available in the same manner as the original Forms 10-Q and 10-K. The fact that the Company does not distribute the restated financial statements by printing and mailing them or by distributing them through brokerage houses to those stockholders who still receive printed materials does not mean that the Company has not already substantially implemented the recommended policy which Occidental believes is intended to promote prompt public disclosure.

The Proposal also suggests that the policy require an explanation of the restatement that occurred. In every Form 10-Q and 10-K, and amendments thereto (including a related Form 8-K, where applicable) that the Company files, the footnotes to the financial statements, and, if applicable, the Management's Discussion and Analysis section, include explanations of restated items, including the underlying reasons for any restatements.

The Proposal recommends a policy that is unnecessary because all the information that the Proponent would like the Company to distribute specially to stockholders is already included in the Company's publicly available reports. All restated financial statements are immediately available upon electronic filing of the forms referenced above with the Commission on the Internet via both the EDGAR and Company websites, as well as on other commercially available sites. Furthermore, stockholders have an opportunity to register on the Company's website to receive e-mail notifications of Commission filings. Therefore, stockholders are able to obtain such information in real time, as opposed to the Proposal's suggestion of waiting for documents to be printed and mailed, or distributed through brokerage houses.

Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a company may omit a proposal from its proxy statement when the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. See *AT&T Inc.*, February 2, 2009.

The supporting statement for the Proposal misrepresents the nature of the Company's restatements of audited financial statements. In his supporting statement, the Proponent refers to restatements in response to a finding of material false or misleading information in financial statements. Based on this statement, stockholders would be lead to believe that the primary reason for restatements is that the financial statements are false and misleading in a material way and that without distribution of restated financial statements, stockholders will not otherwise be provided with such financial statements and the reasons for the restatements. As noted above, most restatements reflect changes in accounting principles and not false or misleading information in financial statements. Further, as also stated above, even if a restatement were made due to a material error, stockholders would receive prompt, real time information, including the restated financial statements and related explanations. So, this statement by the Proponent may mislead stockholders.

Moreover, the supporting statement to the Proposal states that "We stockholders deserve to know the latest audited financial statements and re-statements so that we can make realistic evaluations of the performance of the Board and management." This statement implies that the stockholders are not informed of and do not have access to both the latest audited financial statements and any restatements. The Company files all such audited financial statements and restatements in accordance with the SEC Rules, ensuring prompt notification of the public and the public's access to the audited financial statements and any restatements. As described above, stockholders have timely and adequate access to this information, and, in a manner that is more timely, prompt and accessible than the recommended policy set forth in the Proposal would require. Therefore, this statement may mislead stockholders into believing that the audited financial statements and restatements are not available to them and that they are voting to provide for such access and availability.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Olson with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit B.

Also enclosed are copies of the no-action letters referenced herein.

Occidental plans to begin mailing its proxy materials on or about March 23, 2010. Accordingly, we would appreciate receiving your response no later than March 12, 2010, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. Carl Olson

EXHIBIT A

Carl Olson

*** FISMA & OMB Memorandum M-07-16 ***

October 16, 2009

Mr. Donald P. de Brier
Secretary of the Corporation
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Dear Mr. de Brier:

As a stockowner, I am submitting the enclosed "Resolution to Distribute Re-Statements of Audited Financial Statements" for the upcoming 2010 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 50 shares of Occidental Petroleum Corporation common stock; I have owned 50 shares continuously for several years; and I intend to own these shares through the upcoming 2010 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Oxy's management's position.

Sincerely,



Carl Olson

Encl: "Resolution to Distribute Re-Statements of Audited Financial Statements"

Received
OCT 19 2009
Donald P. de Brier

RESOLUTION TO DISTRIBUTE RE-STATEMENTS OF AUDITED FINANCIAL STATEMENTS

Be it resolved by the stockholders to recommend that the Board of Directors adopt the policy of distributing any and all re-statements of audited financial statements of the corporation (or consolidated financial statements of the corporation) to the stockholders in the same manner as the audited financial statements were originally distributed. Any such re-statement shall be accompanied by an explanation of all the differences with the audited financial statements which are being re-stated.

Statement in Support of Resolution

Accurate financial reporting to the stockholders is crucial to evaluate the results and financial position of the corporation. Audited financial statements are annually distributed to the stockholders.

However, it is possible that these audited financial statements may be found false and/or misleading in a material manner such that the financial statements need to be re-stated. This resolution would require that any and all such re-statements be distributed to the stockholders in the same manner as the previous audited financial statements were distributed, and that an explanation of the differences be provided.

We stockholders deserve to know the latest audited financial statements and re-statements so that we can make realistic evaluations of the performance of the Board and management.

As to the prevalence of re-statements for publicly-traded companies in the United States, one study found that 1599 re-statements were issued in 2005, and 1876 in 2006. These equal more than 10% of the total publicly-traded companies in the country.

Your YES vote could help adopt this improvement.



Oxy
TO: de BRIER, Donald P (68)
FLOOR: 15
LOCATION: 1560
PHONE: 6176
External Carrier: USPS
Company:
Senders Name: CARL OLSON
City:

10/19/2009 3:34:04 PM

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

CERTIFIED MAIL™



9171 8356 8983 7073 0252 46



U.S. POSTAGE
$3.24
FCM LETTER
91367
Date of sale
10/16/09
02 1P00
09242258
APC
FC0020700204306

Carl Olson

Mr. Donald P. de Brier
Secretary
Occidental Petroleum Corp
10889 Wilshire Blvd
Los Angeles, CA 90024

90024+4213



Exhibit B

 OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 21, 2009

VIA EXPRESS MAIL

Mr. Carl Olson

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal for 2010 Annual Meeting

Dear Mr. Olson:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2010 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

LSP:nv
Enclosure

Sec/proxyOlsonOmissionNotification Letter.doc